EX 99.1

FOR IMMEDIATE RELEASE
Velti Announces Record Q2 Financial Results and Free Cash Flow Generation
Revenue Growth of 71 Percent and Adjusted EBITDA of 100 Percent Year-Over-Year

•	Announces second quarter revenue of $58.7 million, growth of 71 percent, compared with Q2 2011

•	Announces second quarter adjusted EBITDA of $6.2 million, growth of 100 percent, compared with Q2 2011

•	Generates $25.0 million in operating cash flow. Generated $7.0 million in free cash flow excluding acquisition and debt payments, $4.4 million inclusive of acquisition and debt payments

•	Increases annual revenue and adjusted EBITDA guidance, reiterates expectation for neutral operating cash flow in the third quarter and sustainable positive free cash flow by Q4 2012

DUBLIN, Ireland and SAN FRANCISCO, CA - Aug. 14, 2012 (GLOBE NEWSWIRE) -- Velti plc (Nasdaq: VELT), the leading global provider of mobile marketing and advertising technology and solutions, today announced its financial results for the second quarter ended June 30, 2012.
“The second quarter was excellent for Velti,” said Alex Moukas, chief executive officer. “In addition to solid revenue and adjusted EBITDA growth, we achieved positive free and operating cash flow, reduced our comprehensive DSOs, successfully integrated our two recent acquisitions, Air2Web and Mobile Interactive Group (MIG), and signed up significant new customers that will drive Q4 revenue. Despite global macro-economic weakness, the secular growth story of the mobile channel overwhelms any cyclical macro concerns. We experienced healthy growth across our products and geographies, especially in the Americas, Western Europe and Asia.
“Looking forward, we expect our net cash position to trough in Q3 as we deploy working capital ahead of our large Q4 campaigns. We remain highly confident that we will achieve approximately neutral operating cash flow in Q3 and consistent positive free cash flow beginning Q4, while improving comprehensive DSOs throughout the rest of 2012.
“Our ending cash balance for Q2 was $44.7 million, and our net cash position improved by $5.1 million between Q1 and Q2. We are also pleased to report that we have closed a $50 million credit facility with HSBC.
“During the second quarter, we successfully completed the integration of Air2Web and MIG, and are excited both by their performance to date as well as the benefits that they are bringing to our complete solution. In fact, because of MIG's over-performance, we are accelerating the earn-out and we are more quickly assigning the company's outstanding leadership key roles at Velti. We will pay nearly the maximum amount while maintaining the timing of the earn-out payments. In China, we are using our CASEE acquisition as a platform to expand our mobile marketing offering to augment CASEE's mobile advertising business.
“Finally, as part of our integration efforts and our commitment to become free cash flow positive, we are reducing headcount and costs by several million on an annual basis, with the full effect being visible sometime in the fourth quarter.”
Q2 2012 Financial Highlights

•	Revenue of $58.7 million, an increase of 71 percent from Q2 2011;

•	Revenue less 3rd party costs of $37.7 million, an increase of 60 percent from Q2 2011;

•	Adjusted EBITDA of $6.2 million, compared with $3.1 million in Q2 2011, an increase of 100 percent;

•	GAAP net loss attributable to Velti of $17.7 million and EPS of $(0.28) compared with a net loss of $25.1 million and EPS of $(0.47) for Q2 2011; and

•	Adjusted net loss of $0.9 million and adjusted EPS of $(0.01) compared with an adjusted net loss of $2.0 million and adjusted EPS of $(0.04) for Q2 2011.
Cash Flow, Cash Positions and Comprehensive DSOs

•	Operating cash flow generation of $25.0 million, compared with $(15.9) million in Q1 of 2012, an improvement of $40.9 million;

•	Free cash flow generation of $7.0 million excluding acquisition and debt payments, compared with $(27.8) million in Q1 of 2012, an improvement of $34.7 million;

•	Cash position of $44.7 million and a net cash position of $36.4 million, an improvement of $5.1 million compared with Q1 2012;

•	Comprehensive DSOs of 266 days, compared with 272 days in Q1 of 2012; and

•
Comprehensive DSOs improvement throughout the year driven by a gradual reduction in the proportion of our business that comes from legacy activities in high-DSO areas and internal process improvements.

Revenue Contribution and Mobile Advertising and Marketing Revenues and Margins

•	The Americas contributed a record 29 percent of revenues or $16.7 million, compared with $7.4 million in Q2 2011. The U.S. will be our single largest market this year;

•	Europe, excluding the U.K., contributed $18.8 million, compared with $15.6 million in Q2 2011;

•	The U.K. contributed $13.6 million, compared with $4.7 million in the same period last year;

•	Asia and Africa revenue grew to $9.5 million, compared with $6.7 million in Q2 2011;

•
For Q2 2012, SaaS revenue contributed 83 percent of total revenue, compared with 80 percent for Q2 2011; license and software revenue contributed 5 percent of total revenue, compared with 12 percent for Q2 2011; and managed services revenue contributed 12 percent of total revenue, compared with 8 percent for Q2 2011;

•
Mobile advertising revenue of $13.9 million (24 percent of total revenue), an increase of 137 percent from Q2 2011 and mobile advertising 3rd party costs of $10.4 million; resultant mobile advertising revenue less 3rd party costs of $3.5 million; and

•
Mobile marketing revenue of $44.8 million (76 percent of total revenue), an increase of 57 percent from Q2 2011 and mobile marketing 3rd party costs of $10.6 million; resultant mobile marketing revenue less 3rd party costs of $34.2 million.

Please see the reconciliation of net income (loss) before non-controlling interest to Adjusted EBITDA later in this release.
Q2 2012 Business Highlights

•
Achieved significant wins and growth across all business units, geographies, and business verticals (mobile carriers, media, consumer packaged goods, retail, banking, technology), with an increasing pipeline that the company is pursuing; signed new agreements with brands, including Disney and Nestea, among others, as well as incremental agreements with Calvin Klein and Toyota;

•	Successfully completed the integration of MIG and Air2Web acquisitions following their close during the fourth quarter of 2011;

•
Won the 2012 Juniper Future Mobile Award in the mobile advertising category by Juniper Research. Juniper Future Mobile Awards are given to companies that have made a significant contribution to their sector and are poised to make considerable market impact in the future;

•	Won, in conjunction with Ford Motor Company, the 2012 Mobile Merit Award for the Best Brand or Agency in Mobile Marketing for the joint December 2011 campaign; and

•
Formed the Open Identification Number (“ODIN”) working group with several of the world's top mobile thought leaders, including Jumptap, RadiumOne, Adfonic and SayMedia, to address privacy and UDID concerns. The group is focused on developing an alternative secure anonymous device identifier for the mobile advertising industry.

For additional information related to our second quarter 2012 results, please see the Q2 2012 Earnings Slide Deck available on the Events section of the investor website at http://investors.velti.com/events.cfm.

Business Outlook
Velti is increasing Fiscal Year 2012 revenue and adjusted EBITDA guidance and announcing guidance for the third quarter ending Sept. 30th as follows:

($ in millions)	Quarter Ending September 30th		Fiscal Year Ending December 31st
	Low	High	Low	High
Revenue	$60.0	$64.0	$285.0	$296.0
Adjusted EBITDA	$8.5	$10.5	$82.0	$88.0

The Velti second quarter 2012 teleconference and webcast are scheduled to begin at 5:30 am PT/8:30 am, Eastern Time on Tuesday, August 14, 2012. To participate in the live call, analysts and investors should dial (877) 415-4117 or (708) 290-1138 (International), using conference ID# 15062809. The call will also be broadcast simultaneously at http://investors.velti.com. Following completion of the call, a recorded replay of the webcast will be available for three month on the Events section of the investor website at http://investors.velti.com/events.cfm. To listen to the telephone replay, call toll-free (855) 859-2056 or (404) 537-3406 (International), conference ID# 15062809. The telephone replay will be available from 11:30 AM ET August 14 through 11:59 PM ET August 28, 2012. Additional investor information can be accessed at http://velti.com.
Use of Non-GAAP Measures
This press release includes non-GAAP financial measures such as adjusted EBITDA, adjusted net income and adjusted earnings per share. These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the U.S., referred to herein as GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is detailed in the table below.
Our non-GAAP measures should be read in conjunction with the corresponding GAAP measures. These non-GAAP financial measures have limitations as an analytical tool and you should not consider them in isolation from, or as a substitute for, analysis of our results as reported in accordance with GAAP.
We define adjusted net income (loss) by excluding foreign exchange gains or losses, share-based compensation expense, non-recurring and acquisition related expenses, deferrals of net profits of our equity method investments related to transactions with us, and acquisition-related depreciation and amortization.
We define adjusted EBITDA by excluding from adjusted net income (loss), gains or losses from our equity method investments, the remaining depreciation and amortization, the provision for income taxes, net interest expense, and other income and expense.
Adjusted net income (loss) and adjusted EBITDA are not necessarily comparable to similarly-titled measures reported by other companies.
Adjusted income (loss) per share is adjusted net income (loss) divided by diluted shares outstanding.
We believe these non-GAAP financial measures are useful to management, investors and other users of our financial statements in evaluating our operating performance because these financial measures are additional tools to compare business performance across companies and across periods. We believe that:

•
these non-GAAP financial measures are often used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization and foreign exchange gains and losses, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•	investors commonly use these non-GAAP financial measures to eliminate the effect of restructuring and share-based compensation expenses, one-time non-recurring expenses, and acquisition-related expenses, which vary widely from company to company and impair comparability.
 We use these non-GAAP financial measures:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments; and

•	in communications with our board of directors, stockholders, analysts and investors concerning our financial performance.
Note to Financial Statements
The financial information in this announcement does not constitute statutory financial statements as defined in Article 102 of the Companies (Jersey) Law 1991. Copies of our annual report and financial statements will be available at our registered office: First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland or can be downloaded at the Company's website at www.velti.com.
Forward-Looking Statements
"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements including statements regarding fiscal year end and third quarter 2012 financial growth, expected net cash and our ability to achieve, maintain and sustain positive operating cash flow and positive free cash flow and improve our comprehensive DSOs, expected growth in the mobile industry, and our continued expansion as the leading global provider of integrated, comprehensive mobile marketing and advertising technology and the adoption of our SaaS platform. The achievement or success of the matters covered by such forward-looking statements involve risks, uncertainties and assumptions, and if any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the company's results could differ materially from the results expressed or implied by the forward-looking statements we make. These risks and uncertainties include - but are not limited to - risks associated with our ability to manage our cash position, continue to expand as the leading global provider of integrated, comprehensive mobile marketing and advertising technology, expand our customer base, achieve the benefits of our acquisitions, keep pace with technological and market developments and remain competitive against potential new entrants into our markets. Further information on these and other factors that could affect the company's results is included in our Annual Report on Form 20-F and our current reports on Form 6-K filed with the Securities and Exchange Commission and in other filings we may make with the Securities and Exchange Commission from time to time.
Velti assumes no obligation and does not intend to update these forward-looking statements, except as required by law.
About Velti
Velti is a leading global provider of mobile marketing and advertising technology and solutions that enable brands, advertising agencies, mobile operators and media to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. The Velti platform, called Velti mGage™, allows customers to use mobile and traditional media to reach targeted consumers, engage the consumer through the mobile Internet and applications, convert them into customers and continue to actively manage the relationship through the mobile channel. Velti is a publicly-held corporation based in Jersey, and trades on the NASDAQ Global Select Market under the symbol VELT. For more information, visit www.velti.com.
The Velti logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7438

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2012	2011	2012	2011
Reconciliation to adjusted EBITDA:	(in thousands except per share amounts)
Net loss before non-controlling interest	$(17,721)	$(25,125)	$(26,560)	$(41,048)
Adjustments:
Foreign exchange gains	2,449	2,181	1,074	1,803
Non-cash share based compensation(1)	7,344	13,291	15,952	19,853
Non-recurring and acquisition-related (income) expenses(2)	3,833	6,995	1,532	9,277
Loss (gain) from equity method investments(3)	569	(169)	702	1,289
Depreciation and amortization - acquisition related	2,587	797	5,224	1,592
Adjusted net loss	$(939)	$(2,030)	$(2,076)	$(7,234)
Loss (gain) from equity method investments - other	216	(151)	454	(644)
Depreciation and amortization - other	5,435	3,311	10,067	6,270
Income tax expense	862	721	1,140	2,958
Interest expense, net	416	1,398	1,159	3,102
Other (income) expense	187	(162)	41	(86)
Adjusted EBITDA	$6,177	$3,087	$10,785	$4,366

Adjusted net loss per share - basic	$(0.01)	$(0.04)	$(0.03)	$(0.14)

Adjusted net loss per share - diluted	$(0.01)	$(0.04)	$(0.03)	$(0.14)

Basic shares	63,916	53,047	62,866	50,073

Diluted shares	63,916	53,047	62,866	50,073

(1)  In the quarter ended March 31, 2012, certain share awards with vesting terms of one year or less were granted to employees and directors, resulting in additional compensation expense of approximately $4.0 million in the first quarter and $1.3 million in the second quarter of 2012. This quarter also includes accruals for annual bonuses to be paid in stock. In March 2011, certain performance based deferred share awards granted to employees in 2009 were approved for vesting. The performance metrics of these awards were set at the time of grant based on then current projections of company performance under IFRS for 2009 and 2010. These metrics did not contemplate our conversion to US GAAP, the impact of acquisitions completed during 2009 and 2010, or the impact on our results of preparing for and completing our US public offering. Due to the judgment required to reconcile actual company performance with the original metrics, it was determined that any vesting would be required to be treated as a modification under the guidance in ASC 718. This required the fair value of the awards to be remeasured on the vesting approval date, with the incremental fair value charged to expense over the remaining vesting period. As a result, we recognized additional compensation expense of approximately $7.2 million and $10.5 million for the three and six months ended March 31, 2011. Share based expenses were included in the condensed consolidated statements of operations for the three months ended June 30, 2012 and 2011 as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2012	2011	2012	2011
	(in thousands)
Datacenter and direct project	$778	$1,751	$1,750	$2,379
General and administrative	3,113	5,632	6,773	8,876
Sales and marketing	2,117	4,019	4,509	5,895
Research and development	1,336	1,889	2,920	2,703
	$7,344	$13,291	$15,952	$19,853

(2) Non-recurring and acquisition-related expenses in 2012 resulted from re-measurement of contingent consideration for our Mobile Interactive Group acquisition, and for acquisition related expenses for completed acquisitions. These expenses were offset by a first quarter gain on re-measurement of our pre-acquisition ownership interest in CASEE to fair value, Non-recurring and acquisition-related expenses in 2011 included acquisition related expenses related to our acquisition of Mobclix, interest expense to recognize the remaining discount upon repayment of certain loan facilities, interest expense related to a lender fee in connection with our IPO, and other non-recurring items offset by the reversal of a one time tax liability related to pre-IPO performance share awards that were released to employees in 2010.
(3) Loss from equity method investments represents deferral of our equity investments' net profits related to transactions with Velti. In the three months ended June 30, 2012 it also includes the recognition of a one time expense for impairment of the value of one joint venture investment.

Velti plc
Condensed Consolidated Statements of Operations
(in thousands, except per share amounts)
(unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2012	2011	2012	2011
Revenue:
Software as a service (SaaS) revenue	$48,946	$27,550	$95,714	$50,829
License and software revenue	2,898	4,077	4,403	6,868
Managed services revenue	6,847	2,731	10,367	6,211
Total revenue	58,691	34,358	110,484	63,908
Cost and expenses:
Third-party costs	20,979	10,717	37,841	21,350
Datacenter and direct project costs	7,585	5,140	15,477	8,091
General and administrative expenses	16,140	14,409	31,272	23,877
Sales and marketing expenses	12,520	11,586	25,273	19,579
Research and development expenses	4,336	3,563	9,020	6,393
Acquisition related charges	2,131	6,142	4,328	7,603
Depreciation and amortization	8,022	4,108	15,291	7,862
Total cost and expenses	71,713	55,665	138,502	94,755
Loss from operations	(13,022)	(21,307)	(28,018)	(30,847)
Interest expense, net	(416)	(1,398)	(1,159)	(4,881)
Loss from foreign currency transactions	(2,449)	(2,181)	(1,074)	(1,803)
Other income (expense)	(187)	162	5,987	86
Gain (loss) before income taxes, equity method investments and non-controlling interest	(16,074)	(24,724)	(24,264)	(37,445)
Income tax expense	(862)	(721)	(1,140)	(2,958)
Net gain (loss) from equity method investments	(785)	320	(1,156)	(645)
Net loss	(17,721)	(25,125)	(26,560)	(41,048)
Net loss attributable to non-controlling interest	(22)	(49)	(43)	(100)
Net loss attributable to Velti	$(17,699)	$(25,076)	$(26,517)	$(40,948)
Net loss attributable to Velti per share:
Basic	$(0.28)	$(0.47)	$(0.42)	$(0.82)
Diluted	$(0.28)	$(0.47)	$(0.42)	$(0.82)
Weighted average number of shares outstanding for use in computing per share amounts:
Basic	63,916	53,047	62,866	50,073
Diluted	63,916	53,047	62,866	50,073

Velti plc
Condensed Consolidated Balance Sheets
(in thousands, except share and per share amounts)
(unaudited)

	June 30,	December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$44,699	$75,765
Trade receivables (including related party receivables of $1.4 million and $0.5 million as of June 30, 2012 and December 31, 2011, respectively), net of allowance for doubtful accounts	108,104	70,968
Accrued contract receivables (including related party receivables of $1.8 million and $3.3 million as of June 30, 2012 and December 31, 2011, respectively)	75,089	98,203
Prepayments	18,786	22,664
Other receivables and current assets (including related party receivables of $6.3 million and $5.5 million as of June 30, 2012 and December 31, 2011, respectively)	53,820	49,726
Total current assets	300,498	317,326
Non-current assets:
Property and equipment, net	12,192	5,922
Intangible assets, net	102,852	91,192
Equity investments	281	2,270
Goodwill	71,511	52,956
Other assets	11,834	11,865
Total non-current assets	198,670	164,205
Total assets	$499,168	$481,531
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$40,146	$41,565
Accrued liabilities	78,321	49,621
Deferred revenue and current portion of deferred government grant	8,613	6,217
Current portion of acquisition related liabilities	30,536	26,900
Current portion of long-term debt and short-term financings	8,264	2,881
Income tax liabilities	7,911	9,883
Total current liabilities	173,791	137,067
Non-current liabilities:
Long-term debt	4	6,859
Deferred government grant - non-current	2,317	3,162
Acquisition related liabilities - non-current	2,219	18,772
Other non-current liabilities	19,790	18,180
Total liabilities	198,121	184,040
Commitments and contingencies
Shareholders' equity:
Share capital, nominal value £0.05, 100,000,000 ordinary shares authorized; 64,758,351 and 61,790,985 shares issued and outstanding as of June 30, 2012 and December 31, 2011, respectively	5,385	5,148
Additional paid-in capital	383,985	346,031
Accumulated deficit	(61,243)	(34,726)
Accumulated other comprehensive (loss)	(27,132)	(19,046)
Total Velti shareholders' equity	300,995	297,407
Non-controlling interests	52	84
Total equity	301,047	297,491
Total liabilities and shareholders' equity	$499,168	$481,531

Velti plc
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011

Cash flows from operating activities:
Net loss	$(17,721)	$(25,125)	$(26,560)	$(41,048)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,022	4,108	15,291	7,862
Change in fair value of contingent consideration	1,661	6,142	3,858	7,316
Non-cash interest expense	160	243	609	1,664
Share-based compensation	6,762	13,291	15,370	19,853
Deferred income taxes and other tax liabilities	(977)	(246)	(977)	1,850
Undistributed loss of equity method investments	796	(320)	1,167	645
Foreign currency transactions loss	2,449	2,181	1,074	1,803
Provision for doubtful accounts	611	40	941	444
Gain on previously held shares in CASEE	—	—	(6,028)	—
Change in operating assets and liabilities:
Trade receivables and accrued contract receivables	(3,031)	10,845	(20,415)	11,618
Prepayments and other current assets	4,005	(16,624)	(4,566)	(25,219)
Other assets	(155)	1,192	(451)	5,301
Accounts payable and other accrued liabilities	19,354	(6,541)	26,243	(25,109)
Deferred revenue and government grant income	3,027	549	3,538	2,282
Net cash generated by (used in) operating activities	24,963	(10,265)	9,094	(30,738)
Cash flow from investing activities:
Purchase of property and equipment	(2,061)	(471)	(7,789)	(783)
Investments in software development and purchased software	(13,866)	(8,153)	(23,142)	(15,520)
Investment in subsidiaries and equity method investments, net of cash acquired	(2,563)	—	(9,507)	(9,268)
Net cash used in investing activities	(18,490)	(8,624)	(40,438)	(25,571)
Cash flow from financing activities:
Net proceeds from issuance of ordinary shares	55	114,124	760	248,316
Proceeds from borrowings and debt financing	—	—	2	917
Repayment of borrowings	(703)	(8,006)	(1,492)	(53,160)
Net cash generated from (used in) financing activities	(648)	106,118	(730)	196,073
Effect of changes in foreign exchange rates	(2,077)	78	1,008	2,322
Net increase (decrease) in cash and cash equivalents	3,748	87,307	(31,066)	142,086
Cash and cash equivalents at beginning of period	40,951	72,133	75,765	17,354
Cash and cash equivalents at end of period	$44,699	$159,440	$44,699	$159,440
Supplemental cash flow information:
Interest paid	$267	$5,567	$685	$5,985
Income taxes paid	$644	$(329)	$1,351	$378
Non-cash investing and financing activities:
Proceeds receivable from stock offering	$—	$21,359	$—	$21,359
Issuance of shares in connection with business combination	$21,918	$—	$21,918	$—

For further information, please contact:

Velti plc Wilson W. Cheung Chief Financial Officer wcheung@velti.com
Paul W. Clausing Vice President, Finance pclausing@velti.com